January 25, 2022

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Piestro, Inc.
Offering Statement in Form 1-A
Filed January 12, 2022
File No. 024-11776

Dear Ms. Ransom,

On behalf of Piestro, Inc., I hereby request qualification of the above-referenced offering statement at 9:00am Eastern Time, on January 28, 2022, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

COO

Piestro, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP